Exhibit A

Independence Standards

The Nominating & Corporate Governance Committee annually reviews the independence of all directors, and reports its findings to the Board. Based upon the report and the directors’ consideration, the Board determines which directors shall be deemed independent.

A director will be deemed independent if it is determined that he or she has no material relationship with the Company, either directly or through an organization that has a material relationship with the Company. A relationship is “material” if, in the judgment of the Board, it might reasonably be considered to interfere with the exercise of independent judgment. Ownership of stock of the Company is not, in itself, inconsistent with a finding of independence. In addition, an Audit Committee member must also be independent within the meaning of the New York Stock Exchange’s listing requirements for audit committees. The following specific standards are utilized in determining whether a director shall be deemed independent:

>>	the director is not, or in the past five years has not been, an employee of Ameron International Corporation or any of its subsidiaries (“Ameron”);

>>	an immediate family member of the director is not, and in the past five years has not been, employed as an executive officer of Ameron;

>>

neither the director nor a member of the director’s immediate family is, or in the past three years has been, affiliated with or employed by Ameron’s present or former (within three years) internal or external auditor;

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neither the director nor a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of another company where any of Ameron’s present executives serve on that company’s compensation committee;

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neither the director nor a member of the director’s immediate family, receives or has received more than $100,000 per year in direct compensation from Ameron in the past three years, other than director and committee fees and pensions or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

>>

the director is not, and during the past three years has not been, an executive officer or employee, and no member of the director’s immediate family is or has been during the past three years an executive officer, of a company that makes payments to, or receives payments from, Ameron for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

For purposes of this Attachment A, an “immediate family member” means a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than an employee) who shares such person’s home.